

Mail Stop 3030

September 1, 2016

Via E-mail
Kyle Ross
President, Interim Chief Executive Officer and
  Chief Investment Officer
Real Industry, Inc.
15301 Ventura Boulevard, Suite 400
Sherman Oaks, California 91403

> **Re: Real Industry, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 15, 2016**
> **Form 10-Q for the Quarterly Period Ended June 30, 2016**
> **Filed August 9, 2016**
> **Form 8-K filed August 9, 2016**
> **File No. 001-08007**

Dear Mr. Ross:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Segments' Results of Operations, page 39

1.   We note from Note 18 to the financial statements that the measure used by your CODM to evaluate segment performance is segment Adjusted EBITDA. In this section of the filing, you present several non-GAAP measures including segment gross profit excluding the amortization of the fair value adjustment of acquired inventories and prepaid supplies

and segment SG&A expenses excluding depreciation and amortization, but you have not identified these measures as non-GAAP and provided the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Please revise your presentations in future filings to provide all the disclosure required by that guidance.

2.   Please show us the significant components of the adjustments for corporate and other operating loss and non-operating expense, net. In future filings please identify and describe all significant reconciling items.

Non-GAAP Financial Measures, page 49

3.   Please clarify for us the ways in which management uses the segment Adjusted EBITDA and other segment related non-GAAP measures as compared to the Total Adjusted EBITDA measure. Your discussion and presentation appear to indicate that you use segment Adjusted EBITDA and the other segment related non-GAAP measures presented as operating measures to evaluate segment performance but you use Total Adjusted EBITDA as a liquidity measure. In addition, revise this discussion in future filings to provide similar clarifying disclosure.

Item 8. Consolidated Financial Statements

Note 19.   Segment and Geographic Information, page F-44

4.   You reconcile your segment Adjusted EBITDA to operating profit. Please revise future filings to reconcile your segment Adjusted EBITDA to your consolidated income before income taxes and discontinued operations consistent with ASC 280-10-50-30(b). Revise your presentations in MD&A as appropriate.

5.   In future filings please separately identify and describe all significant reconciling items consistent with ASC 280-10-50-31. For example, you currently reflect a reconciling amount called operating loss in your reconciliation of segment Adjusted EBITDA and a reconciling amount for unallocated assets and liabilities in your reconciliation of segment assets and liabilities.

6.   Please revise to disclose your basis for attributing revenues from external customers to individual countries. Refer to the guidance in ASC 280-10-50-41(a).

Form 10-Q for the Quarterly Period Ended June 30, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 25

7.   Please revise future filings to disclose and quantify the material reasons for the changes in your consolidated and segment revenue and cost of sales. In this regard, we note the decreases of 12% in your consolidated revenue, 8% in your North America segment revenue and 21% in your Europe segment revenue for the three months ended June 30, 2016 compared to the three months ended June 30, 2015. Also disclose what drove the material changes in metric tons invoiced. Refer to Regulation S-K Item 303(a)(3).

Form 8-K filed August 9, 2016

Exhibit 99.1

8.   We note that you present non-GAAP adjusted EBITDA before the most directly comparable GAAP measures. Your presentation appears to give greater prominence to the non-GAAP measures than to the comparable GAAP measures which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review that guidance when preparing future earnings releases.

9.   We note that the segment performance measure reported in your financial statements pursuant to ASC 280 is segment Adjusted EBITDA. In this earnings release you present non-GAAP measures for segment gross profit, segment adjusted gross margin, SG&A expenses excluding depreciation, and operating profit, in addition to adjusted EBITDA. Please revise future filings to include the disclosures required by Item 10(e)(1)(i) of Regulation S-K for all of your non-GAAP measures.

10.   Please revise your presentations of non-GAAP measures in future filings to consistently use titles for the measures that are clearly distinguishable from the comparable GAAP titles. For example, the amounts shown for operating profit in the tables on pages 6 and 7 appear to be non-GAAP measures since they do not agree to the amount of operating profit shown in your statements of operations on page 5.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins at (202) 551-3639, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery